Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Secures $2M Order from a Tier 1 Next-generation Network (NGN) Operator

TEL AVIV, Israel – October 13, 2015 –RADCOM Ltd (NASDAQ: RDCM), a provider of Customer Experience Management (CEM) solutions, today announced that it has received a $2 million order from a Tier 1 fixed-line service provider, to upgrade and expand its existing RADCOM deployment to the company’s next-generation MaveriQ technology.

“Along with many of our existing customers, this Tier 1 operator is excited about MaveriQ as a high capacity, fast-to-deploy CEM solution, that is forward-looking and software-based,” said Mr. Eyal Harari RADCOM’s VP Products and Marketing. “Given our track record of success and our strong product offering, I’m confident that more and more Tier 1 operators will be moving to MaveriQ; the key to achieving true control of service quality and associated revenues.”

RADCOM’s customer selected MaveriQ for its unique ability to monitor multiple technologies within one solution, providing an end-to-end view of service quality and customer Quality of Experience. These capabilities are provided in a software-based solution that minimizes CAPEX, while assuring the scalability needed to handle expected future growth in traffic and services.

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Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

About RADCOM

RADCOM provides service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM . For more information, please visit www.radcom.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.